YUENGLINGS ICE CREAM CORPORATION

OFFERING CIRCULAR SUPPLEMENT

Dated as of: July 8, 2022

This document supplements, and should be read in conjunction with, the Reg 1-A of Yuengling’s Ice Cream Corporation (the “Company”), which was originally filed on May 4, 2021, and was amended on July 14, 2021, and July 29, 2021. The Company received a Notice of Qualification from the Securities and Exchange Commission (the “Commission”) on August 5, 2021.

The Company has since filed Post Qualification amendments with the Commission. Post Qualification Amendment No. 1 was filed on October 8, 2021. Post Qualification Amendment No. 2 was filed on December 20, 2021. Post Qualification Amendment No. 3 was filed on March 4, 2022. Post Qualification Amendment No. 4 was filed on April 8, 2022. Post Qualification Amendment No. 5 was filed on April 19, 2022. And, Post Qualification Amendment No. 6 was filed on May 20, 2022. The Company received a Notice of Qualification from the Commission for Post Qualification Amendment No. 6 on May 25, 2022.

An Offering Circular Supplement, dated May 27, 2022, modified the offering price of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering from $0.0005 per share to $0.0004 per share.

This document modifies the price of the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to be sold in the offering from $0.0004 per share to $0.00032 per share.

Based on the previous price modification from $0.0005 to $0.0004 and the current price modification from $0.0004 to $0.00032, the total amount that can be raised, based on 550,000,000 Securities Offered, is $183,040.

Recipients of the Offering Circular are referred to the Company current filings including financial statements on file at sec.gov.

This supplement is not complete without and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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